Exhibit 99.1

NYSE-A: ROY	NR 10-05
TSX: IRC	February 16, 2010

INTERNATIONAL ROYALTY ANNOUNCES RESULTS OF SHAREHOLDER ELECTIONS

DENVER, COLORADO – February 16, 2010 – International Royalty Corporation (NYSE-A: ROY, TSX: IRC) (“IRC”) today announced that aggregate shareholder elections in conjunction with the arrangement (the “Arrangement”) with Royal Gold, Inc. (“Royal Gold”), which was approved by IRC securityholders earlier today have exceeded the maximum cash consideration of US$350 million, based on the Bank of Canada noon exchange rate of 1.0531 as of February 12, 2010. Shareholders who have elected some or all of their consideration in cash will be subject to the pro-ration provisions of the Arrangement, as described in the management proxy circular dated January 15, 2010.

As provided for in the Arrangement, the precise amount of pro-rated cash and share consideration will be determined based on the noon spot exchange rate for U.S dollars expressed in Canadian dollars as reported by the Bank of Canada on the business day before the transaction is completed. Assuming that the Final Order (see below) is received, it is currently anticipated that this rate will be set on Friday, February 19, 2010.

IRC shareholders who elected to receive their total consideration in Royal Gold shares or exchangeable shares will receive 0.1385 of such shares per IRC share held.

IRC will apply to the Ontario Superior Court of Justice (Commercial List) for a final order (the “Final Order”) approving the Arrangement. The hearing in respect of the Final Order is expected to take place on February 19, 2010.

Provided that the Final Order is granted, IRC and Royal Gold expect to complete the Arrangement on or about February 22, 2010.

International Royalty Corporation
IRC is a global mineral royalty company. IRC holds 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).

Royal Gold, Inc
Royal Gold is a precious metals royalty company engaged in the acquisition and management of precious metal royalty interests. The Company currently owns royalties on 119 properties on six continents, including royalties on 21 producing mines and 13 development stage projects. Royal Gold is publicly traded on the NASDAQ Global

Select Market under the symbol "RGLD," and on the Toronto Stock Exchange under the symbol "RGL."

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Barbara Komorowski : bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements including the expected completion of the Arrangement. In certain cases, forward-looking statements can be identified by the use of words or phrases such as “plans”, “expects”, “anticipates”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on certain factors. IRC’s forward-looking statements in this release are based on certain assumptions. Any forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Accordingly, readers should not place undue reliance on any forward-looking statements.